Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Numbers 33-57687, 333-63738, 333-116367, 333-138209, 333-155570 and 333-166639 on Form S-8 and related prospectuses of Atmos Energy Corporation of our report dated June 21, 2010, with respect to the statements of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental schedules as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Atmos Energy Corporation Retirement Savings Plan and Trust.
/s/ Whitley Penn LLP
Dallas, Texas
June 21, 2010